Filed by Polycom, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, and
deemed filed pursuant to Rule 14d-2(b) under
the Securities Exchange Act of 1934
Subject Company: PictureTel Corporation
Commission File No. 333-63252

Contact:	Michael R. Kourey, CFO Polycom, Inc. 408.474.2844 email: mkourey@polycom.com

POLYCOM COMPLETES PICTURETEL ACQUISITION

    MILPITAS, Calif.—October 18, 2001—Polycom®, Inc. (NADSAQ: PLCM) announced today that it has completed its acquisition of PictureTel Corporation (NASDAQ: PCTL). As a result of the merger of PictureTel and Pharaoh Acquisition Corp., Polycom 's merger subsidiary, PictureTel is now a wholly owned subsidiary of Polycom.

    "We are delighted to complete our acquisition of PictureTel," said Bob Hagerty, president and CEO of Polycom. "This is a significant and exciting step forward for our company as we continue to strengthen our product line and capabilities to meet the evolving needs of our customers."

About Polycom

    Polycom develops, manufactures and markets a full range of high-quality, easy-to-use and affordable voice and video communication products and network infrastructure and access solutions. Polycom's integrated communication solutions enable business users to immediately realize the benefits of video, voice and data over rapidly growing converged networks. For additional information, call 1-800-POLYCOM (765-9266) or +1-408-526-9000, or visit the Polycom web site at www.polycom.com.

Forward Looking Statements

    This release includes forward looking statements about the PictureTel acquisition, including statements about the timing of the completion of the acquisition. These statements involve many risks and uncertainties, including risks associated with the acquisition, including potential difficulties in the assimilation of the distribution channels and operations, strategies, technologies and products of the acquired company, the risk of loss of key personnel of the acquired company, diversion of management attention from other business concerns, risk of entering new markets associated with PictureTel's partners, including the risk of variations in quarterly operating results due to the timing of significant orders and other factors, significant current and expected additional competition and the need to continue to expand product distribution, particularly in the IP channels and internationally, and risk that the foregoing and other factors will not yield the expected accretion in the future. Further risks are detailed from time to time in Polycom's SEC reports, including the Form 10-K for 2000, and subsequent Form 10-Q filings and PictureTel's SEC reports, including the Form 10-K for 2000, and subsequent Form 10-Q filings. Polycom and the Polycom logo design are registered trademarks and ViewStation is a trademark of Polycom, Inc. in the U.S. and various countries. PictureTel is a registered trademark and iPower is a trademark of PictureTel. ©2001 Polycom, Inc. and PictureTel Corporation. All rights reserved.

Additional Information

    Polycom files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements and other information filed by Polycom at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 800-SEC-0330 for further information on public reference rooms. Polycom's filings with the Commission are also available to the public from commercial document-retrieval services and the web site maintained by the Commission at http://www.sec.gov.